Exhibit 99.1

2.4 Billion Parcels Expanded Market Share to 18.9% Amidst Pandemic
Achieved RMB 635.1 Million Adjusted Net Income Despite Headwind

ZTO Reports First Quarter 2020 Unaudited Financial Results

Shanghai, May 21, 2020 — ZTO Express (Cayman) Inc. (NYSE: ZTO), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 20201. Although adversely affected by the global pandemic COVID-19 outbreak, the Company delivered 4.9% volume growth to reach 2.4 billion parcels and achieved better than expected adjusted net income of RMB635.1 million.

First Quarter 2020 Financial Highlights

Revenues were RMB3,915.9 million (US$553.0 million), a decrease of 14.4% from RMB4,574.0 million in the same period of 2019.

Gross profit was RMB818.7 million (US$115.6 million), a decrease of 35.0% from RMB1,259.6 million in the same period of 2019.

Net income was RMB371.0 million (US$52.4 million), a decrease of 45.6% from RMB681.6 million in the same period of 2019.

Adjusted EBITDA2 was RMB1,173.4 million (US$165.7 million), a decrease of 18.6% from RMB1,441.0 million in the same period of 2019.

Adjusted net income3 was RMB635.1 million (US$89.7 million), a decrease of 34.3% from RMB966.4 million in the same period of 2019.

Basic and diluted earnings per American depositary share (“ADS”4) were RMB0.48 (US$0.07), a decrease of 44.8% from RMB0.87 in the same period of 2019.

Adjusted basic and diluted earnings per American depositary share5 attributable to ordinary shareholders were RMB0.82 (US$0.12), a decrease of 33.3% from RMB1.23 in the same period of 2019.

Net cash provided by operating activities was RMB 177.8 million (US$25.1 million), compared with RMB 633.3 million in the same period of 2019.

Operational Highlights for First Quarter 2020

Parcel volume was 2,374 million, an increase of 4.9% from 2,264 million in the same period of 2019.

Number of pickup/delivery outlets was approximately 30,000 as of March 31, 2020.

Number of direct network partners was over 4,850 as of March 31, 2020.

Number of line-haul vehicles was over 7,700 as of March 31, 2020, which included over 6,800 self-owned vehicles and over 900 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

Number of self-owned trucks increased to around 6,800 as of March 31, 2020 from 6,450 as of December 31, 2019. Among the self-owned trucks, over 5,000 were high capacity 15 to 17-meter-long models as of March 31, 2020, compared to over 4,650 as of December 31, 2019.

Number of line-haul routes between sorting hubs was over 2,900 as of March 31, 2020, compared to over 2,600 as of December 31, 2019.

Number of sorting hubs was 90 as of March 31, 2020, among which 81 are operated by the Company and 9 by the Company’s network partners.

(1)        An investor relations presentation accompanies this earnings release and can be found at ir.zto.com

(2)        Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investees and subsidiary which management aims to better represent the underlying business operations

(3)        Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investees and subsidiary in which management aims to better represent the underlying business operations

(4)        One ADS represents one Class A ordinary share

(5)        Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income divided by weighted average number of basic and diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “ZTO’s overall results for the quarter were satisfactory. The entire country faced challenges brought by COVID-19 outbreak and made tremendous effort and sacrifices. Express delivery business as a whole was able to return to normal operations ahead of many other industries, thanks to policy support and robust consumption demand. We saw our average daily volume in the first half of May reached record high and exceeded 50 million parcels.  Our core business strategy is intact, which is focused on accelerated market share gain and increasing volume lead while maintaining quality of services and achieving net profit growth.”

Mr. Lai added, “Chinese domestic consumption and particularly, innovations in ecommerce is rapidly transforming the Chinese economy and augmenting the traditional distribution channels.  The time and spatial distance between consumers and the origins of goods and services are compressing. We believe competition is likely to further escalate in the near term, however, the industry growth prospects remain positive.  We must, on one hand, constantly reach up to find new equilibrium in higher capacity and utilization in order to ensure operational efficiencies and quality of earnings. On the other hand, we must seize opportunities and evolve with the economy, and regenerate relevant competitive advantages to stay ahead of the curve. At the recent celebration of our founding anniversary, we recounted our journey in the past 18 years and renewed our resolve and commitment. Our road ahead may present many challenges but even more opportunities. We have only just begun.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, added, “Because of the orderly recovery in operations as well as a healthy growth in ecommerce spending since March, we achieved positive results during the first quarter by expanding volume market share by 0.3 points to 18.9%, and achieving an adjusted net income of 635.1 million. During the quarter, we kept up with market level subsidies to incentivize volume growth.  At the same time, we leveraged our strong cash reserves to support many of our network partners to ease liquidity pressures and ensure pickup and delivery activities were normalized and outlets could stay ahead as competition intensified.”

Ms. Yan added, “Relief and stimulus policies are positively supporting the economic recovery, and consumer demands appeared strong.  Statistics shown that ecommerce growth lead the retail spending, and express delivery industry is at the forefront acting as a catalyst.  Our parcel volume has surged to a new level and we must recalibrate capacity investment and output efficiencies while navigating through a highly competitive landscape.  Our recent corporate initiatives for building standardized operations and procedures, which emphasize more on process management and measurable outcomes, will help further harness efficiencies, improve productivities and drive results.”

First Quarter 2020 Financial Results

	Three Months Ended March 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	4,059,372	88.7	3,406,410	481,077	87.0
Freight forwarding services	289,314	6.3	295,476	41,729	7.5
Sale of accessories	208,838	4.6	177,025	25,001	4.5
Others	16,506	0.4	36,978	5,222	1.0
Total revenues	4,574,030	100.0	3,915,889	553,029	100.0

Revenues were RMB3,915.9 million (US$553.0 million), a decrease of 14.4% from RMB4,574.0 million in the same period of 2019. Revenue from the core express delivery business decreased by 15.5% compared to the same period of 2019, as a combined result of a 4.9% increase in parcel volume and a 19.4% decrease in unit price per parcel mainly to provide extra support to the network partners in order to maintain competitiveness and to cope with the negative impact of the COVID-19 outbreak. Revenue from freight forwarding services increased 2.1% compared to the same period of 2019, mainly due to increased cross border e-commerce demand during the COVID-19 outbreak. Revenue from sales of accessories, largely consisting of the sales of thermal paper used for digital waybills’ printing, declined 15.2% due to use of lower-priced single-sheet digital waybill since second half of last year. Other revenues were mainly derived from financing services and advertising services.

	Three Months Ended March 31,
	2019		2020
		% of			% of
	RMB	revenues	RMB	US$	revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,594,007	34.8	1,297,417	183,231	33.1
Sorting hub cost	891,069	19.5	965,756	136,391	24.7
Freight forwarding cost	283,115	6.2	287,613	40,619	7.3
Cost of accessories sold	119,686	2.6	74,475	10,518	1.9
Other costs	426,562	9.4	471,968	66,653	12.1
Total cost of revenues	3,314,439	72.5	3,097,229	437,412	79.1

Total cost of revenues was RMB3,097.2 million (US$437.4 million), a decrease of 6.6% from RMB3,314.4 million in the same period last year.

Line haul transportation cost was RMB1,297.4 million (US$183.2 million), a decrease of 18.6% from RMB1,594.0 million in the same period last year, accordingly, line-haul transportation cost per parcel declined 22.4% to RMB0.55. The decrease was primarily due to (i) reduced toll road fee charges based on a federal waiver policy which took effect in mid-February and lasted through early May,(ii) higher usage of self-owned vehicles with increasing number of higher-capacity trailer trucks, and (iii) decrease in domestic diesel price due to decline in global oil demand triggered by the COVID-19 outbreak.

Sorting hub operating cost was RMB965.8 million (US$136.4 million), an increase of 8.4% from RMB891.1 million in the same period last year. The increase was primarily due to (i) an RMB8.8 million (US$1.2 million) increase associated with labor costs, the headcount of sorting hub workers increased 12.7% year over year, and (ii) an RMB58.1 million (US$8.2 million) increase in depreciation and amortization costs associated with the increased number of installed automated sorting equipment. As of March 31, 2020, 265 sets of automated sorting equipment have been placed into service, compared to 130 sets as of March 31, 2019. The sorting hub operation cost per parcel increased 3.4% to RMB0.41, as a result of declined parcel volume in the first two months of 2020 where sorting hubs were forced to temporarily close down due to the COVID-19 outbreak until gradually returned to operations in mid-to-late February.

Cost of accessories was RMB74.5 million (US$10.5 million), a decrease of 37.8% from RMB119.7 million in the same period last year. The decrease was mainly driven by the increased use of lower-cost single-sheet digital waybill since the second half of 2019.

Other costs were RMB472.0 million (US$66.7 million), an increase of RMB45.4 million (US$6.4 million) compared to the same period last year. The increase was mainly resulted from (i) an increase of RMB27.3 million (US$3.9 million) in expenses related to IT and technology development, and (ii) an increase of RMB12.8 million (US$1.8 million) in dispatching costs serving enterprise customers with associated volume increase of 12.8%.

Gross Profit was RMB818.7 million (US$115.6million), a decrease of 35.0% from RMB1,259.6 million in the same period last year. Gross margin rate decreased to 20.9% from 27.5% in the same period last year mainly driven by combined effects of 4.9% volume growth, unit cost productivity gain of 10.9% partially offsetting overall ASP decline of 18.4% due to competition and COVID-19 outbreak.

Total Operating Expenses were RMB446.6 million (US$63.1 million), compared to RMB499.7 million in the same period last year.

Selling, general and administrative expenses were RMB560.1 million (US$79.1 million), compared to RMB557.8 million in the same period last year.

Other operating income, net was RMB113.4 million (US$16.0 million) for the quarter, compared to RMB 58.1 million in the same period last year. Other operating income mainly consisted of (i) government subsidies and tax rebates of RMB75.4 million (US$10.6 million) received in the first quarter of 2020, and (ii) RMB41.7 million (US$5.9 million) of VAT super deduction recognized in the first quarter of 2020.

Income from operations was RMB372.0 million (US$52.5 million), a decrease of 51.0% from RMB759.9 million for the same period last year. Operating margin rate decreased to 9.5% from 16.6% in the same period last year, mainly driven by a 6.6 percentage points decrease in gross margin.

Interest income was RMB126.2 million (US$17.8 million), compared with RMB146.5 million in the same period in 2019.

Foreign currency exchange gain, before tax was RMB16.5million (US$2.3 million) in the first quarter of 2020.

Income tax expenses were RMB129.8 million (US$18.3 million) compared to RMB191.9 million in the same period in 2019. The decrease in the income tax expenses was mainly due to the decrease of operational profit before tax. The effective income tax rate was 25.2% while the share-based compensation expenses were non-tax-deductible and interest income from onshore US dollar deposits was taxed at a reduced 10% rate.

Net income was RMB371.0 million (US$52.4 million), a decrease of 45.6% from RMB681.6 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.48 (US$0.07), compared with basic and diluted earnings per ADS of RMB0.87 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.82 (US$0.12), compared with RMB1.23 in the same period last year.

Adjusted net income was RMB635.1 million (US$89.7 million), compared with RMB966.4 million during the same period last year.

EBITDA was RMB909.3 million (US$128.4 million), compared with RMB1,156.2 million in the same period last year.

Adjusted EBITDA was RMB1,173.4 million (US$165.7 million), compared to RMB1,441.0 million in the same period last year.

Net cash provided by operating activities was RMB177.8 million (US$25.1 million), compared with RMB633.3 million in the same period last year. The decrease in net cash provided by operating activities resulted mainly from (i) RMB310.7 million (US$43.9 million) decrease in net profit,  and (ii) RMB209.1 million (US$29.5 million) increase in accounts receivables related to qualified network partners who were granted late payment terms for transit fees during COVID-19 outbreak.

Business Outlook

Even though there still exist uncertainties in the economic development in the world, the management maintains an optimistic outlook and is confident in delivering positive top and bottom-line growth for the entire year. The Company targets to achieve an annual parcel volume in the range of 15.9 billion to 16.4 billion for 2020, representing a 37% to 42% increase for the combined last three quarters of the year, and the adjusted net income is expected to be in the range of RMB5.39 billion to RMB5.83 billion, representing a 10% to 20% increase for the combined last three quarters of the year.  Above estimates represent management’s current and preliminary view, which are subject to change.

Company Share Purchase

On November 15, 2018, the Company announced a new share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter.  On March 13, 2020, the board of directors of the Company approved the extension of the current share repurchase program to June 30, 2021.  The Company expects to fund the repurchase out of its existing cash balance. As of March 31, 2020, the Company has purchased an aggregate of 7,716,436 ADSs at an average purchase price of US$17.33, including repurchase commissions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.0808 to US$1.00, the noon buying rate on March 31, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 9:00 PM U.S. Eastern Time on Wednesday, May 20, 2020 (9:00 AM Beijing Time on May 21, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-206-115
International:	1-412-317-6061
Passcode:	5776219

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 27, 2020:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10143427

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the first quarter of 2020, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2020 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	4,574,030	3,915,889	553,029
Cost of revenues	(3,314,439)	(3,097,229)	(437,412)
Gross profit	1,259,591	818,660	115,617
Operating income (expenses):
Selling, general and administrative	(557,778)	(560,051)	(79,094)
Other operating income, net	58,102	113,403	16,016
Total operating expenses	(499,676)	(446,648)	(63,078)
Income from operations	759,915	372,012	52,539
Other income (expenses):
Interest income	146,471	126,227	17,827
Interest expense	—	(291)	(41)
Loss on disposal of equity investees and subsidiary	(529)	—	—
Foreign currency exchange gain/(loss), before tax	(25,954)	16,453	2,324
Income before income tax, and share of loss in equity method investments	879,903	514,401	72,649
Income tax expense	(191,858)	(129,772)	(18,327)
Share of loss in equity method investments	(6,398)	(13,656)	(1,929)
Net income	681,647	370,973	52,393
Net (income)/loss attributable to noncontrolling interests	(932)	3,727	526
Net income attributable to ZTO Express (Cayman) Inc.	680,715	374,700	52,919
Net income attributable to ordinary shareholders	680,715	374,700	52,919
Net earnings per share/ADS attributable to ordinary shareholders
Basic	0.87	0.48	0.07
Diluted	0.87	0.48	0.07
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	786,032,440	782,354,037	782,354,037
Diluted	786,212,265	782,553,924	782,553,924
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(344,228)	176,926	24,987
Comprehensive income	337,419	547,899	77,380
Comprehensive (income)/loss attributable to noncontrolling interests	(932)	3,727	526
Comprehensive income attributable to ZTO Express (Cayman) Inc.	336,487	551,626	77,906

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,
	2019	March 31, 2020
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	5,270,204	5,020,188	708,986
Restricted cash	7,210	21,169	2,990
Accounts receivable, net	675,567	750,400	105,977
Financing receivables, net	511,124	500,373	70,666
Short-term investment	11,113,217	10,117,308	1,428,837
Inventories	43,845	56,129	7,927
Advances to suppliers	438,272	341,798	48,271
Prepayments and other current assets	1,964,506	2,035,863	287,518
Amounts due from related parties	74,312	84,246	11,898
Total current assets	20,098,257	18,927,474	2,673,070
Investments in equity investees	3,109,494	3,134,650	442,697
Property and equipment, net	12,470,632	13,370,657	1,888,298
Land use rights, net	2,508,860	3,028,158	427,658
Intangible assets, net	48,029	46,480	6,564
Operating lease right-of-use assets	901,956	810,479	114,462
Goodwill	4,241,541	4,241,541	599,020
Deferred tax assets	403,587	424,898	60,007
Long-term investment	946,180	1,058,080	149,429
Long-term financing receivables, net	549,775	697,313	98,479
Other non-current assets	612,191	713,003	100,695
TOTAL ASSETS	45,890,502	46,452,733	6,560,379

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	—	300,000	42,368
Accounts payable	1,475,258	1,176,627	166,171
Advances from customers	1,210,887	1,237,940	174,831
Income tax payable	80,272	—	—
Amounts due to related parties	38,943	17,042	2,407
Operating lease liabilities	298,728	268,483	37,917
Acquisition consideration payable	22,942	22,942	3,240
Dividends payable	1,629	1,666,837	235,402
Other current liabilities	3,552,288	3,459,218	488,535
Total current liabilities	6,680,947	8,149,089	1,150,871
Non-current operating lease liabilities	504,442	444,899	62,832
Deferred tax liabilities	207,896	204,715	28,911
Other non-current liabilities	93,820	95,424	13,476
TOTAL LIABILITIES	7,487,105	8,894,127	1,256,090

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 803,551,115 shares issued and 781,947,464 shares outstanding as of December 31, 2019; 803,551,115 shares issued and 783,894,733 shares outstanding as of March 31, 2020)	517	517	73
Additional paid-in capital	22,336,594	20,852,512	2,944,937
Treasury shares, at cost	(1,436,767)	(1,350,529)	(190,731)
Retained earnings	16,726,540	17,101,240	2,415,157
Accumulated other comprehensive income	675,720	852,646	120,417
ZTO Express (Cayman) Inc. shareholders’ equity	38,302,604	37,456,386	5,289,853
Noncontrolling interests	100,793	102,220	14,436
Total Equity	38,403,397	37,558,606	5,304,289
TOTAL LIABILITIES AND EQUITY	45,890,502	46,452,733	6,560,379

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires all entities to disclose their current estimate of all expected credit losses. The Group adopted this ASU on January 1, 2020 using the modified retrospective transition method and no material adjustment to the opening balance of retained earnings of 2020 was necessary. The adoption of this new ASU has no material impact on its consolidated financial position, results of operations or cashflow.

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	633,270	177,791	25,109
Net cash (used in)/provided by investing activities	895,365	(714,703)	(100,935)
Net cash provided by/(used in) financing activities	(14,009)	297,654	42,037
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(45,233)	17,315	2,445
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,469,393	(221,943)	(31,344)
Cash, cash equivalents and restricted cash at beginning of period	4,622,954	5,277,414	745,313
Cash, cash equivalents and restricted cash at end of period	6,092,347	5,055,471	713,969

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	March 31, 2019	March 31, 2020
	RMB	RMB	US$
	(in thousands)

Cash and cash equivalents	6,092,247	5,020,188	708,986
Restricted cash, current	100	21,169	2,990
Restricted cash, non-current	—	14,114	1,993
Total cash, cash equivalents and restricted cash	6,092,347	5,055,471	713,969

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	681,647	370,973	52,393
Add:
Share-based compensation expense	284,264	264,154	37,306
Loss on disposal of equity investees and subsidiary, net of income taxes	529	—	—
Adjusted net income	966,440	635,127	89,699

Net income	681,647	370,973	52,393
Add:
Depreciation	271,423	392,580	55,443
Amortization	11,293	15,648	2,210
Interest expenses	—	291	41
Income tax expenses	191,858	129,772	18,327
EBITDA	1,156,221	909,264	128,414

Add:
Share-based compensation expense	284,264	264,154	37,306
Loss on disposal of equity investees and subsidiary, net of income taxes	529	—	—
Adjusted EBITDA	1,441,014	1,173,418	165,720

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income attributable to ordinary shareholders	680,715	374,700	52,919
Add:
Share-based compensation expense	284,264	264,154	37,306
Loss on disposal of equity investees, net of income taxes	529	—	—
Adjusted Net income attributable to ordinary shareholders	965,508	638,854	90,225

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	786,032,440	782,354,037	782,354,037
Diluted	786,212,265	782,553,924	782,553,924

Net earnings per share/ADS attributable to ordinary shareholders
Basic	0.87	0.48	0.07
Diluted	0.87	0.48	0.07

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	1.23	0.82	0.12
Diluted	1.23	0.82	0.12

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